Exhibit 99.1

4

• •

45000 40000 35000 30000 25000 20000 15000 10000 5000 0 0 0 0 0 0 0 0 0 0

o o o o o o o o

Oncology Disease

15

> 60 58% ~$ 190 B

Undisclosed

• • • •

• •

• • • •

• • •

24

$ 47.3 B $ 20.08 B $ 24.3 B

• • • • • •

• • • • • • •

evogene
REAL-WORLD INNOVATION



REAL-WORLD INNOVATION

AI-first driven discovery platform for multi-parameter small-molecule generation

August ,27 2026

FORWARD LOOKING STATEMENT

This presentation contains "forward-looking statements" relating to future events, and Evogene Ltd. (the "Company"), may from time to time make other statements, regarding our outlook or expectations for future financial or operating results and/or other matters regarding or affecting us that are considered "forward-looking statements" as defined in the U.S. Private Securities Litigation Reform Act of 1995 (the "PSLRA") and other securities laws, as amended. Statements that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements may be identified by the use of such words as "believe", "expect", "anticipate", "should", "planned", "estimated", "intend" and "potential" or words of similar meaning. We are using forward-looking statements in this presentation when we discuss our value drivers, commercialization efforts and timing, product development and launches, estimated market sizes and milestones, pipeline, as well as our capabilities and technology.

Such statements are based on current expectations, estimates, projections and assumptions, describe opinions about future events, involve certain risks and uncertainties which are difficult to predict and are not guarantees of future performance. Readers are cautioned that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be made in this presentation. Therefore, actual future results, performance or achievements, and trends in the future may differ materially from what is expressed or implied by such forward-looking statements due to a variety of factors, many of which are beyond our control, including, without limitation, the aftermath of the recent wars between Israel and each of (i) the terrorist groups, Hamas and Hezbollah, (ii) Iran, and (iii) other regional terrorist groups supported by Iran, and any potential destabilizations in Israel, neighboring territories or the Middle East region, as well as those additional factors described in greater detail in Evogene's Annual Report on Form 20-F and in other reports Evogene files with and furnishes to the Israel Securities Authority and the U.S. Securities and Exchange Commission, including those factors under the heading "Risk Factors".

Except as required by applicable securities laws, we disclaim any obligation or commitment to update any information contained in this presentation or to publicly release the results of any revisions to any statements that may be made to reflect future events or developments or changes in expectations, estimates, projections and assumptions.

The information contained herein does not constitute a prospectus or other offering document, nor does it constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of the Company, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with, any action, contract or commitment relating thereto or to the securities of the Company.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of our products or services.

EVOGENE PIONEERS
REAL-WORLD INNOVATION

Using a proprietary generative AI engine, we generate novel and highly potent small molecules, optimized across multiple-parameters, for the pharmaceutical and ag-chemical industries



OUR STORY

PIONEERING IN PHARMA

Growing number of collaborations for a diverse pipeline of drug candidates



GEN AI ENGINE

ChemPass AI™ - computational engine for the generation & optimization of small molecules



REVOLUTIONIZING AG

Proven strategic collaborations driving our ag-chem pipeline



THE DISCOVERY & OPTIMIZATION CHALLENGE
GENERATE THE RIGHT CANDIDATES TO REACH THE MARKET


PRODUCT CANDIDATE
LESS THAN 10% OF PRODUCT CANDIDATES TESTED IN CLINICAL TRIALS MAKE IT TO MARKET
TARGET SELECTION (protein)
DISCOVERY & OPTIMIZATION
HIT IDENTIFICATION
HIT TO LEAD
LEAD OPTIMIZATION
EARLY DEVELOPMENT
ADVANCED DEVELOPMENT
APPROVED PRODUCT
PHARMA
PRECLINICAL
CLINICAL
AG
SAFETY & ENVIRONMENT
FIELD TESTING

DIVERSE NOVEL CHEMICAL STRUCTURES & MULTI-PARAMETER **CHALLENGE**

The challenge – generate **diverse** small molecules with **novel** chemical structures that satisfy all **required parameters** defining the desired product, while proactively balancing multiple, often competing, criteria

CURRENT MAIN LIMITATIONS:

- Confined to a limited chemical space
- Lacks capability to perform multi-parameter optimization simultaneously



Synthetic Accessibility
Potency (Binding Affinity)
Chemical Stability
Solubility
Molecular Weight
Metabolic Stability
IP/Novelty
Lipophilicity (LogP)
Scaffold
Hydrogen Bond Donors/Acceptors
Selectivity

CHEMPASS AI™
BREAKING CHEMICAL SPACE LIMITATION & MULTI-PARAMETER CHALLENGE

NOVEL PRODUCT CANDIDATE


Synthetic Accessibility
Chemical Stability
Potency Binding Affinity
Solubility
Membrane penetration
Metabolic Stability
IP/Novelty
Lipophilicity (LogP)
Scaffold
Drug likeliness
Selectivity
Activity (QSAR)

NOVEL CHEMICAL STRUCTURE, DRUG-LIKE, SYNTHESIZABLE MOLECULES

Our AI engine generates novel compounds that are synthesizable and active, while accessing unexplored chemical space and creating new IP opportunities

MULTI-PARAMETER OPTIMIZATION

Multiple-parameters optimized to project-specific chemical, biological, and physical constraints, increasing probability of success

CHEMOTYPE DIVERSITY - DE-RISKING DOWNSTREAM DEVELOPMENT

A broad and diverse scope of development candidates, that meet the defined product specifications

CHEMPASS AI™ - FOUR STEPS TO SUCCESS

Step 0

AGENTIC BIOLOGICAL & CHEMICAL TARGET ANALYSIS
ABC MODULE™

BIOLOGICAL PROFILE

CHEMICAL PROFILE



Step 1

HIT SCREENING WITH *POINTHIT*™

Utilizing deep learning to enhance rapid screening of ultra-large databases



VIRTUAL SCREEN RESULTS
POINTHIT
TRADITIONAL METHOD
450000
400000
350000
300000
250000
200000
150000
100000
50000
0
-1.45
-1.25
-1.05
-0.85
-0.65
-0.45
-0.25
-0.05

Step 2

HIT TO LEAD WITH *ACTIVESEARCH*™

DMTA* coupled with upgraded analog search of ultra-large databases using proprietary algorithms



t-SNE using Tanimoto distance

Step 3

LEAD OPTIMIZATION WITH *LEADOP GPT*™

Simultaneous optimization of multiple parameters using generative AI



Activity
Synthetic Access.
Solubility
Potency
Memb. Penetration
Lipophilicity
Drug Likeness

REACHED MULTI-PARAMETER OPTIMIZED nM ACTIVE NOVEL COMPOUNDS

RESULT

EVOGENE PRODUCT CANDIDATE



Potency Binding Affinity)
Solubility
IP/Novelty
Lipophilicity (LogP)
Drug likeliness
Selectivity
Synthetic Accessibility
Chemical Stability
Membrane penetration
Metabolic Stability
Scaffold
Activity (QSAR)

* DMTA in small-molecule drug development stands for Design-Make-Test-Analyze.

OUR COMPETITIVE ADVANTAGE

ABC module™ - AGENTIC BIOLOGICAL & CHEMICAL ANALYSIS

- Biological Profile - MOA evaluation, experimental insights, specificity profile, structure ensembles
- Chemical Profile - Ligand properties, diversity mapping, curated experimental activities, ML models

➡ Discovery risk profile – Expert-vetted, data-backed target dossiers

POINTHIT ™ & *ACTIVESEARCH* ™ - INTELLIGENCE: UNIQUE DATASET CREATION

- Both *POINTHIT*™ & *ACTIVESEARCH*™ explore ultra-large vendor libraries ~ **110B molecules**
- *POINTHIT*™ utilizes virtual screening to generate a diverse range of chemotypes from the earliest stages of the discovery process
- *ACTIVESEARCH*™ is an analogue search-engine coupled with QSAR to optimize DMTA cycles

➡ Deep understanding of the biology and chemistry underlying the target product

LEADOP GPT ™ - THE MAGIC: NOVEL MOLECULE GENERATION

- In-house built AI engine trained on curated **38B molecules database** (Google Cloud collaboration #1)
- Generation of molecules that satisfy multiple project-specific parameters simultaneously (Google Cloud collaboration #2)
- Precision generation of novel bioactive molecules tailored to target product criteria, eliminating inefficient traditional filtering

➡



Synthetic Accessibility
Potency/Binding Affinity
Chemical Stability
Solubility
Membrane penetration
Metabolic Stability
IP/Novelty
Drug likeliness
Selectivity
Scaffold
Activity (QSAR)

ALWAYS AT THE CUTTING EDGE OF TECHNOLOGY– LATEST ACHIEVEMENTS



AGENTS' INTEGRATION

"This expanded collaboration with Evogene demonstrates the power of integrating cutting-edge artificial intelligence into scientific research. By leveraging our technology to deploy advanced AI agents, we are enabling Evogene to automate and scale their complex discovery workflows. This foundation accelerates the speed and precision of identifying small molecules, further cementing ***Evogene's role as a leader in next-generation molecular design*** *for the pharmaceutical and agricultural industries"*

BOAZ MAOZ, MANAGING DIRECTOR, GOOGLE CLOUD ISRAEL

Google Cloud

EXPANDED CHEMPASS AI™ VIRTUAL LIBRARY BY 200% TO 110 BILLION UNIQUE, ENUMERATED, VENDOR-ACCESSIBLE COMPOUNDS

Enabling AI-driven exploration of broader chemical space for novel pharmaceutical and agrochemical candidates.


110,000,000,000



NOVEL AI MODEL FOR PREDICTING ANTIFUNGAL POTENCY

Enables ChemPass AI for Ag™ to identify and prioritize antifungal molecules with a higher probability of biological success at early discovery stages.

CHEMPASS AI™ - GENERATES CANDIDATES FOR COMMERCIAL SUCCESS


Chem Pass AI
EVOGENE PRODUCT CANDIDATES
HIGHER PROBABILITY OF SUCCESS
TARGET SELECTION (protein)
DISCOVERY & OPTIMIZATION
HIT IDENTIFICATION
POINTHIT™
HIT TO LEAD
ACTIVESEARCH™
LEAD OPTIMIZATION
LEADOP GPT™
EARLY DEVELOPMENT
ADVANCED DEVELOPMENT
APPROVED PRODUCT
PHARMA | PRECLINICAL | CLINICAL
AG | SAFETY & ENVIRONMENT | FIELD TESTING

BUSINESS STRATEGY

CO-DEVELOPMENT - CAPTURE THE VALUE OF *CHEMPASS AI™*

Unlock the full potential of ChemPass AI™ through strategic collaborative partnerships, accelerating innovation in small-molecule drug and agrochemical development

PARTNERING WITH PHARMA, AG-CHEMICAL & BIOTECH COMPANIES that complement our capabilities, enabling groundbreaking innovations that benefit both parties


EVOGENE
CHEMPASS AI™
PARTNER
SPECIFIC EXPERTISE
NEW MOLECULAR ENTITIES (NME)
PRODUCTS

MAXIMUM POTENTIAL, MINIMUM RISK

CHEMPASS AI™ WORKFLOW

CHEMPASS AI™	DEVELOPMENT STEPS	PARTNER / INTERNAL PIPELINE
ABC module™ Preprocessing and target modeling	**0 –** TARGET PREPROCESSING	TPP definition
PointHit™ Ultra large DB virtual screening	**1 -** HIT SCREENING	Experimental validation
ActiveSearch™ ML enabled DMTA	**2 -** HIT-TO-LEAD	Experimental validation
LeadOpGPT™ Constraint driven generation	**3 -** LEAD OPTIMIZATION	Custom synthesis and testing

PROPRIETARY PRODUCT CANDIDATES



HARNESSING THE POWER OF CHEMPASS AI FOR REAL-WORLD INNOVATION

ChemPass AI

PHARMA DIVISION – Drugs

systasy	Neutrophil-Derived Inflammatory Diseases
UNRAVEL BIOSCIENCES	Demyelination Disorders
eleo	Cardiovascular Diseases
QUT Queensland University of Technology	Therapy Resistant Lung Cancer
TEL AVIV UNIVERSITY אוניברסיטת תל-אביב	Metabolic Disease
UNDISCLOSED	Oncology Disease



AG DIVISION* – Ag-Chemicals

CORTEVA agriscience	Herbicides
INTERNAL PIPELINE	Wheat leaf Blotch (Two targets)
INTERNAL PIPELINE	Undisclosed

AG DIVISION* – Operations in this field are conducted through our subsidiary, AgPlenus.

OUR STORY

PIONEERING IN PHARMA

Growing number of collaborations for a diverse pipeline of drug candidates



GEN AI ENGINE

ChemPass AI™ - computational engine for the generation & optimization of small molecules



REVOLUTIONIZING AG

Proven strategic collaborations driving our ag-chem pipeline



GROWING OPPORTUNITY IN AI-DRUG DISCOVERY





SMALL MOLECULES

Account for
58%[1]
of total pharmaceutical market ($1,344B)

AI-based candidates in pipeline
>60[2]
150% CAGR in last 3 years

Discovery market expected to reach
~$190B[3]
by 2034





1) DCAT Value Chain Insights 2) Science Direct 3) Precedence Research

AI-FIRST COMPOUNDS UNDER DEVELOPMENT

The indicated data are for March 2025 *

Data includes both in-house and partner programs, data is NOT exhaustive, it reflects only information disclosed by companies on their websites.


Relay Therapeutics
Recursion / Exscientia
Schrodinger
Insilico Medicine
Verge Genomics
Iambic
αGal
ERα
target epsilon
NRAS
PI3Kα
ENPP1
CDK2
PI3Kα
PKC-theta
LSD1
RBM39
SHP2
antioxidant
MALT1
C. difficile toxins
FGFR2 (mutant+WT)
MEK1 / MEK2
MEK1 / MEK2
DGKA
WRN
SOS1
undisclosed
TEAD
CDC7
ACC
HDAC
CDK12/13
TNIK
MALT1
ENPP1
3CLpro
LPA1R
TYK2
TNIK
PRMT5
FGFR2/3
WEE1/MYT1
α4β7
USP1
MAT2A
KAT6
APJR
QPCTL
KIF18A
NLRP3
JAK2
PHD1/2
undisclosed
Phase 3
TNIK
Phase 2
PIKfyve
HER2
Phase 1
CDK2/4
Preclinical
Legend
Target Novelty
High
Moderate
Low
Undefined
Phase (background petals)
Preclinical
Phase 1
Phase 2
Phase 3
Program state (in current year)
Ongoing
Stopped

https://www.biopharmatrend.com/

https://www.TechLifeSci.com

@BiopharmaTrend

POTENTIAL COLLABORATORS & BUSINESS DEVELOPMENT STRATEGY

POTENTIAL PARTNERS	UNMET NEEDS	COMMON COLLABORATION PROFILE	TIMELINE
ACADEMIA/ SMALL BIOTECH	1. Rapid computational generation of molecules with high probability of success for novel targets 2. Composition of matter patents	A strategic partnership to co-develop a novel drug asset, generate shared IP and/or commercialization rights while accelerating the path to clinical development	Initiated end of 2025
MID-BIG SIZE BIOTECH/ MID SIZE PHARMA	1. Rapid computational generation of molecules with high probability of success for novel targets 2. Computational generation of novel chemotypes with improved patent positions and introduction of broad chemical diversity	Joint discovery and optimization of novel drug assets. Evogene will receive R&D and milestone-based payments, and royalties	Mid term (2027+)
GLOBAL PHARMA	1. Generation of novel chemotypes with improved patent positions and introduction of broad chemical diversity 2. Computational solutions for non-trivial targets	1. Joint discovery and optimization of novel drug assets. Evogene will receive R&D and milestone-based payments, and royalties 2. Evogene delivers a dedicated computational technology solution for a specific R&D challenge in exchange for upfront, R&D and milestone-based payments	Long term (2028+)

DIVERSIFIED DRUG DISCOVERY PIPELINE – (INITIATED Q4/25)

	INDICATION	PROGRAM	PREPROCESSING	HIT ID	HIT-TO-LEAD	LEAD OPTIMIZATION	PRE-CLINICAL	IND	PARTNER
	COLLABORATIONS								
1	Oncology	EVG-O311	→	→	→				Undisclosed
2	Metabolism*	EVG-M410	→	→	→				TEL AVIV UNIVERSITY אוניברסיטת תל-אביב
3	Immunology	EVG-I110	→	→					systasy
4	Neurology	EVG-N210	→						UNRAVEL BIOSCIENCES
5	Oncology	EVG-O310	→	→					QUT Queensland University of Technology
6	Cardiology	EVG-C610	→						eleo
	INTERNAL PIPELINE								
1	Undisclosed	EVG-R510	→	→	→	→			evogene

* Non-protein target

COLLABORATION WITH A LEADING ACADEMIC INSTITUTE (UNDISCLOSED)

NOVEL THERAPIES FOR BREAST CANCER TREATMENT AND LONGEVITY

- Target: novel key mechanism linked to cancer cell survival, migration and therapy resistance
- Global breast cancer therapy market is estimated at $30B annually[1], with aggressive forms representing 10-15% of the cases[2], with an estimated market of $5B[3]
- Combines *ChemPass AI*™ with expertise in spatial genomics and genome stability
- Designed to generate novel small-molecule candidates for aggressive form of breast cancer



BINDING SITE AND LIGAND OF TARGET

1 https://www.polarismarketresearch.com/industry-analysis/breast-cancer-therapy-market

2 /https://www.nationalbreastcancer.org/triple-negative-breast-cancer

3 https://www.delveinsight.com/report-store/triple-negative-breast-cancer-tnbc-market

POINTHIT™ - SUPERIOR HIT RATES OF HIGHLY POTENT MOLECULES

42 molecules identified with outstanding results*

- 43% of tested considered candidate inhibitors
- 19% of tested compounds have nM efficacy

"We used to screen thousands of compounds to get hits, with ChemPass AI this is not required. Out of 42 compounds, 18 (43%) are inhibitors, and 8 (19%) are potential candidates." PI



Target1 activity screen
0.5 μM
5 μM
50 μM
WT enzyme (active=1.00)
mutant enzyme (inactive=0.17)
Candidate Inhibitors
nM efficacy
Enzymatic activity (relative to WT)
0
2
4
6
#82 #81 #83 #94 #51 #68 #39 #06 #37 #77 #50 #66 #60 #76 #24 #15 #58 #54 #59 #71 #61 #67 #100 #78 #10 #20 #87 #46 #16 #56 #02 #95 #91 #89 #90 #49 #03 #88 #98 #47 #04 #92
Compound



Step 1
HIT SCREENING WITH POINTHIT™
Ordered Compounds
42
Enzymatic Activity
18 (43%)

evogene

* Intermediate analysis

COLLABORATION WITH PROF. EHUD GAZIT, TAU, TEL-AVIV, ISRAEL

NOVEL THERAPEUTIC MODALITY FOR METABOLIC DISEASES

TEL AVIV UNIVERSITY אוניברסיטת תל אביב

- Target: molecular self-assembly metabolites that underlie metabolic conditions
- Addressable Gout therapeutics market is evaluated at ~$3B*
- Combines *ChemPass AI*™ with unique biological research in molecular self-assembly biology
- Creates opportunities for novel therapeutics addressing the cause of disease rather than symptomatic treatment



SCANNING ELECTRON MICROSCOPY OF CRYSTALS FORMED BY THE SELF-ASSEMBLY OF A METABOLITE

* Costa-Bauza, A., & Grases, F. (2023). Biomolecules, 13(12), 1769.

"We are excited to join forces with Evogene in this groundbreaking endeavor. By integrating our fundamental understanding of molecular self-assembly with Evogene's cutting-edge AI-driven drug design platform, we have a unique opportunity to develop novel therapeutics that specifically target these pathological processes and ultimately improve treatment for patients."

* https://www.grandviewresearch.com/industry-analysis/gout-therapeutics-market

COLLABORATION WITH PROF. EHUD GAZIT, TAU, TEL-AVIV, ISRAEL

NOVEL THERAPEUTIC MODALITY FOR METABOLIC DISEASES – *CHEMPASS AI*™ RESULTS

TEL AVIV UNIVERSITY אוניברסיטת תל אביב


% Inhibition
100
90
80
70
60
50
40
30
20
10
0
82
90
86
80
27
20
16
15
15
9
7
7
2
0
0
0
Positive Control
70
90
19
28
74
77
94
110
12
14
45
97
37
62
2
Compound

INTERMEDIATE ANALYSIS OF INITIAL 15 MOLECULES

- 33% of tested compounds reach activity threshold
- 2 molecules outperformed positive control

NEXT STEP

- Ongoing testing of additional molecules for hit identification

OUR STORY

PIONEERING IN PHARMA

Growing number of collaborations for diverse drug targets

GEN AI ENGINE

ChemPass AI™ - computational engine for the generation & optimization of small molecules

REVOLUTIONIZING AG

Proven strategic collaborations driving our ag-chem pipeline







agPlenus
EVOGENE'S SUBSIDIARY

~$88B GROWING MARKET WITH PLENTY OF ROOM FOR INNOVATION

UNMET NEEDS

1 Increase of pest resistance & regulatory requirements

2 Urgent need for new Modes of Action (MoAs)

3 Decreased rate in discovery of new pesticides due to lack of innovation





$47.3B
BROAD SPECTRUM HERBICIDES[1]

$20.08B
FUNGICIDES FOR MAJOR DISEASES[2]

$24.3B
BROAD SPECTRUM INSECTICIDES[3]

Company calculation based on: 1) Mordor Intelligence 2) Fortune Business Insights 3) Data Bridge

LEADING CROP PROTECTION COMPANIES

BASF

BAYER

CORTEVA agriscience

FMC

syngenta

ADAMA

Gowan®

nufarm

UPL OpenAg™

KUREHA

NIPPON SODA CO.,LTD.

POTENTIAL DISCOVERY AND OUTLICENSE PARTNERS

CURRENT CROP PROTECTION PIPELINE

	PROGRAM	TARGET	PREPROCESSING	HIT ID	HIT-TO-LEAD	LEAD OPTIMIZATION	SAFETY & ENVIRONMENTAL	FIELD TESTING	PARTNER
	COLLABORATIONS								
1	Herbicide	APCO-12	Stage confidential						CORTEVA agriscience
	INTERNAL PIPELINE								
1	Wheat leaf blotch	APTF1	→	→	→	→			agPlenus
2	Wheat leaf blotch	APTF4	→	→	→	→			agPlenus
3	Fungicide/ Undisclosed	APTF9	→						agPlenus

INTERNAL PIPELINE
WHEAT BLOTCH

DISRUPTING A $1.2B PROBLEM AT RECORD SPEED

- 70% of EU fungicide usage in wheat is for Wheat Blotch
- EU market alone >$1.2B annually
- Widespread resistance to current top products ('Strobilurins') with 2025 sales of $4.76B[1]

APTF-1 PRESENTS STRONG POTENTIAL FOR REAL-WORLD INNOVATION



DETACHED LEAF ASSAY

- Shows clear concentration-dependent antifungal efficacy
- Ongoing optimization to enhance potency
- 18 months from target to optimized hit

1) Global Growth Insights

END-TO-END PROCESS – NOVEL, HIGHLY POTENT, OPTIMIZED MOLECULES

TARGET PROTEIN

New MOA - no available crystallographic structure with limited computational data



Step 1

HIT SCREENING
WITH *POINTHIT*™

Ordered Compounds	440
Enzymatic Activity	11 (2.5%)
In Vivo Activity	7(1.6%)

Step 2

HIT TO LEAD
WITH *ACTIVESEARCH*™

Ordered Compounds	164
Enzymatic Activity	39 (23%)
In Vivo Activity	9 (5%)

Step 3

LEAD OPTIMIZATION
WITH *LEADOP GPT*™

Ordered Compounds	61
Enzymatic Activity	56 (92%)
In Vivo Activity	33 (54%)

PROPRIETARY PRODUCT CANDIDATE



EVOGENE – LOOKING FORWARD

PHARMA DIVISION – DRUGS

- Progress in existing pipeline
- New collaborations with biotech companies and academic institutions
- Building relationships with pharmaceutical companies
- Evaluation of projects for an internal pipeline

ChemPass AI



AG DIVISION* – AG-CHEMICALS

- Progress in existing pipeline
- New collaborations with ag-chem companies
- Evaluation of projects for expanding internal pipeline

ADDITIONAL TECH COLLABORATIONS TO MAINTAIN OUR COMPETITIVE ADVANTAGE

AG DIVISION* – Operations in this field are conducted through our subsidiary, AgPlenus.

ChemPass AI

NOVEL, DRUG-LIKE, SYNTHESIZABLE MOLECULES

MULTI-PARAMETER OPTIMIZATION

DE-RISKING DOWNSTREAM DEVELOPMENT

We generate highly potent and novel small molecules, optimized across multiple-parameters, for the pharmaceutical and ag-chemical industries

evogene
Real-world innovation





PIONEERING IN PHARMA
Growing number of collaborations addressing diverse drug targets for the benefit of human health



REVOLUTIONIZING AG
Proven impact in Agriculture. Computational chemistry drives real-world agricultural impact

GENERATING REAL-WORLD INNOVATION

evogene



Creating
REAL-WORLD INNOVATION
for a better future